Delisting Determination,The Nasdaq Stock Market, LLC,
January 10, 2013, Bidz.com, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Bidz.com, Inc.
(the Company), effective at the opening of the trading session on January 22, 2013. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5605(b)(1) and 5605(c)(2). The
Company was notified of the Staffs determination on May 21, 2012. The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated July 13, 2012, granting the Company continued listing pursuant to an exception through November 6, 2012, by which date the Company was required to regain compliance with Listing Rules
5605(b)(1), 5605(c)(2) and 5550(a)(2).
However the Company did not regain compliance by that date. On November 9, 2012, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on November 13, 2012.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on December 24, 2012.